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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              --------------------

                                (Amendment No. 1)

                             Continucare Corporation
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                                (Name of Issuer)

     Common Stock, $.0001 par value                           989004-403
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     (Title of class of securities)                          (CUSIP number)

   Irving Berliner, Benesch, Friedlander, Coplan & Aronoff LLP, 2300 BP Tower,
                      Cleveland, Ohio 44114, (216) 363-4500
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       (Name, address and telephone number of person authorized to receive notices and communications)

                                 March 22, 1999
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             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                         (Continued on following pages)
                               (Page 1 of 7 Pages)


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CUSIP No. 989004-403                  13D      Page     2     of    7     Pages
         ---------------------                       --------    --------

  (1)     NAME OF REPORTING PERSONS:                   Sailfish Investments LLC
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:                                           22-3459888

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  (2)     CHECK THE APPROPRIATE BOX                                 (a)   [   ]
          IF A MEMBER OF A GROUP:                                   (b)   [   ]

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  (3)     SEC USE ONLY:

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  (4)     SOURCE OF FUNDS:                                                   AF

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  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):                      [   ]

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  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION:                      New Jersey

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                       (7)     SOLE VOTING POWER:                       769,000

                       --------------------------------------------------------
          NUMBER OF
           SHARES      (8)     SHARED VOTING POWER:                        none
         BENEFICIALLY
          OWNED BY     --------------------------------------------------------
            EACH
          REPORTING    (9)     SOLE DISPOSITIVE POWER:                  769,000
         PERSON WITH
                       --------------------------------------------------------

                       (10)    SHARED DISPOSITIVE POWER:                   none

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 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON:                                     769,000

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 (12)     CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES:                               [   ]

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 (13)     PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11):                                             5.26%

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 (14)     TYPE OF REPORTING PERSON:                                          OO

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Item 1.       Security and Issuer.

              This Amendment No. 1 to Schedule 13D relates to the common stock, par value $.0001 per share (the "Common Stock"), of Continucare Corporation, a Florida corporation (the "Issuer") and amends the Schedule 13D which was originally filed on September 16, 1996. The address of the Issuer's principal executive office is 100 Southeast Second Street, 36th Floor, Miami, Florida 33131.

Item 2.       Identity and Background.

              The person filing this statement on Amendment No. 1 to Schedule 13D is Sailfish Investments LLC, a New Jersey limited liability company ("Sailfish Investments"). Sailfish Investments' principal business is acquiring, owning and investing in securities, including shares of the Common Stock of the Issuer. The business address of Sailfish Investments is 380 Middlesex Avenue, Carteret, New Jersey 07008. The members of Sailfish Investments are Arthur M. Goldberg and the Arthur M. Goldberg Lifetime Trust, and the principal manager of Sailfish Investments is Arthur M. Goldberg.

              Mr. Goldberg's business address is 380 Middlesex Avenue, Carteret, New Jersey 07008. Mr. Goldberg's present principal employment is as the President, Chief Executive Officer and a Director of Park Place Entertainment Corp., a Delaware corporation, which is an operator of hotel/casinos, with principal offices located at 3930 Howard Hughes Parkway, Las Vegas, Nevada 89109. Mr. Goldberg is a citizen of the United States. The Arthur M. Goldberg Lifetime Trust (the "Trust") was organized in the State of New Jersey and its business address is 380 Middlesex Avenue, Carteret, New Jersey 07008.


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



              During the past five years, none of Sailfish Investments, Mr. Goldberg or the Trust have (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration.

              Sailfish Investments originally acquired 925,000 shares of Common Stock which it directly owned as a result of the merger ("Merger") of Zanart Subsidiary, Inc., a Florida corporation and wholly-owned subsidiary of Zanart Entertainment Incorporated ("Zanart"), with and into Continucare Corporation, a Florida corporation ("Old Continucare"), pursuant to an Agreement and Plan of Merger, dated August 9, 1996, between Zanart and Old Continucare (the "Merger Agreement"). The Merger became effective on September 11, 1996, as a result of which the 925,000 shares of common stock of Old Continucare owned by Sailfish Investments were converted into 925,000 shares of Common Stock of the Issuer. The Issuer changed its name to Continucare Corporation upon the effectiveness of the Merger.

              Sailfish Investments acquired from Old Continucare the 925,000 shares of Common Stock of Old Continucare which it directly owned prior to the Merger for a total consideration of $1,850,000, with the proceeds of capital contribution from its members.


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



Item 4.       Purpose of Transaction.

              The response to Item 3 of this Amendment No. 1 to Schedule 13D, insofar as it relates to the Merger Agreement, is hereby incorporated by reference in this response. Sailfish Investments acquired the shares of Common Stock which it owns for investment purposes only. Sailfish Investments reserves the right to purchase additional shares of Common Stock from time to time in the open market, in privately negotiated transactions with third parties or otherwise, subject to and depending upon availability at prices it deems favorable. Sailfish Investments additionally reserves the right to dispose of the Common Stock it owns in the open market, in privately negotiated transactions with third parties or otherwise, depending upon market conditions prevailing at the time and other factors then deemed relevant. Sailfish Investments believes that the Issuer is not performing as expected by Sailfish Investments and it anticipates continuing to dispose of the Common Stock in the manner set forth above. Sailfish Investments has no other present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D except as set forth above.

Item 5.       Interest in Securities of the Issuer.

              (a) Items 7 through 11 and 13 of the cover page of this Amendment No. 1 to Schedule 13D which relate to the ownership of Common Stock by Sailfish Investments are hereby incorporated by reference in this response. The response to Item 3 of this Amendment No. 1 to Schedule 13D, insofar as it relates to the Merger Agreement, is also incorporated by reference in this response.

              As of March 25, 1999, Sailfish Investments directly owned 769,000 shares of Common Stock, constituting approximately 5.26% of the outstanding shares of Common Stock, based upon 14,606,283 shares of Common Stock outstanding as of February 1, 1999.

              As a result of Mr. Goldberg's being a controlling member and principal manager of Sailfish Investments, Mr. Goldberg may be deemed the beneficial owner (as defined in Rule 13d-3 promulgated by the Commission under the Securities Exchange Act of 1934, as amended) of all the shares of Common Stock directly owned by Sailfish Investments.

              (b) Items 7 through 10 of the cover page of this Amendment No. 1 to Schedule 13D which relate to Sailfish Investments' voting and dispositive power with respect to the shares of the Common Stock which it beneficially owns are hereby incorporated by reference in this response. Mr. Goldberg, as a controlling member and principal manager of Sailfish Investments, has the power to direct the voting and disposition of shares of Common Stock owned by Sailfish Investments. The Trust does not have any power to direct the voting or disposition of such shares of Common Stock.

              (c) The response to Item 3 of this Amendment No. 1 to Schedule 13D, insofar as it relates to the Merger Agreement, is incorporated by reference in this response. Information with respect to all transactions which were effected during the last sixty days by Sailfish Investments is set forth on
Schedule I annexed hereto and incorporated herein by reference. Each sale was made by open market sales in brokers transactions on the American Stock Exchange.

              (d)     Not applicable.

              (e)     Not applicable.


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Item 6.       Contracts, Arrangements, Understandings or Relationships with
              Respect to Securities of the Issuer.

              The response to Item 3 of this Amendment No. 1 to Schedule 13D, insofar as it relates to the Merger Agreement, is hereby incorporated by reference in this response.

              Sailfish Investments is a party to a Registration Rights Agreement, dated as of August 27, 1996, pursuant to which the Issuer has agreed to file and use its best efforts to cause to become effective under the Securities Act of 1993 as amended, a shelf registration statement on Form S-3, with respect to the sale of shares of Common Stock owned by the stockholders parties thereto, including the shares of Common Stock owned by Sailfish Investments, and to maintain such registration statement effective for a period of two years.

              Except for the information set forth in this Amendment No. 1 to
Schedule 13D, none of Sailfish Investments, Mr. Goldberg or the Trust is a party to any contract, arrangement, understanding or relationship with respect to securities of the Issuer.

                                    SIGNATURE

              After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   March 26, 1999

                                          SAILFISH INVESTMENTS LLC


                                          By:     /s/ Arthur M. Goldberg
                                              -------------------------------
                                                Arthur M. Goldberg, Manager




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                                   SCHEDULE I

                           INFORMATION WITH RESPECT TO
              TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS (1)


                                            SHARES PURCHASED           AVERAGE
                              DATE              SOLD(-)               PRICE (2)

Sailfish Investments        03/25/99             25,000                $0.50000
                            03/23/99              7,900                $0.50000
                            03/22/99              4,300                $0.62500
                            03/22/99              5,500                $0.56250
                            03/22/99             25,000                $0.50000
                            03/22/99             10,000                $0.56250
                            03/22/99              5,700                $0.56250
                            03/22/99             10,000                $0.56250
                            03/22/99             10,000                $0.56250


(1) ALL TRANSACTIONS WERE EFFECTED ON THE AMERICAN STOCK EXCHANGE.

(2) PRICE EXCLUDES COMMISSION.


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